LEUCADIA NATIONAL CORPORATION
                              315 Park Avenue South
                          New York, New York 10010-3607
                                 (212)-460-1900
                               Fax: (212)-598-3242




                                  April 8, 2009


BY EDGAR
--------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:  John Hartz
            Senior Assistant Chief Accountant

            Re:  Leucadia National Corporation
                 Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009
                 File #1-5721

Dear Mr. Hartz:

Reference is made to your letter of March 26, 2009 addressed to me (the "March 26, 2009 Letter"). On behalf of Leucadia National Corporation ("Leucadia" or the "Company"), set forth below is each numbered paragraph of the March 26, 2009 Letter followed by the response of Leucadia to each comment contained in the March 26, 2009 Letter. The number of each response corresponds to the number of the comment in your letter.


Form 10-K for the Fiscal Year ended December 31, 2008
-----------------------------------------------------

General
-------

     1. Given the nature of Leucadia's assets, income and activities, please explain why the company should not be considered an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940.

               Leucadia is not an "investment company" within the meaning of
               Section 3 of the Investment Company Act of 1940 (the "Act").
               Section 3 of the Act provides two definitions of "investment company" that could potentially relate to Leucadia. Section 3(a)(1)(A), a subjective test, applies to those issuers who intend to be investment companies and who are, or hold themselves out as being, primarily engaged in the business of investing in securities. This definition does not apply to Leucadia because Leucadia is not primarily engaged in the business of investing in securities, and does not hold itself out as such. Leucadia has historically and consistently described itself in its public filings as a diversified holding company engaged in various businesses. As set forth in Leucadia's Form 10-K for the year ended December 31, 2008 ("2008 10-K"), Leucadia describes itself as "...a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations." Additionally, in the 2008 10-K Leucadia states that it "...continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. In identifying possible acquisitions, the Company tends to seek assets and companies that are out of favor or troubled and, as a result, are selling substantially below the values the Company believes to be present." This strategy of acquiring businesses and operating them has been followed by Leucadia for more then 30 years under the direction of its Chairman and President. Although the businesses owned over those years have varied as to size and industry, Leucadia has owned its businesses to engage in, and profit from, the operation of those businesses.

John Hartz
Page 2

               The second definition of "investment company," Section 3(a)(1)(C), is an objective test and applies to any issuer that is engaged in the business of investing, owning, holding, or trading "investment securities" having a value in excess of 40% of the issuer's total assets (exclusive of Government securities and cash items). For purposes of that definition, the term "investment securities" excludes majority-owned subsidiaries that are not themselves investment companies. The statutory definition has been supplemented by Rule 3a-1 under the Act. It provides in relevant part, that an issuer will not be deemed an investment company if no more that 45% of the issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of the issuer's net income after taxes is derived from, securities other than certain enumerated securities, including companies that are: 1) primarily controlled by the issuer; 2) through which the issuer engages in a business other than investing in securities; and 3) which are not themselves investment companies. Leucadia monitors its status under Section 3(a)(1)(C) and Rule 3a-1 carefully, and in close consultation with its outside counsel expert in investment company status questions.

               Under that analysis, our assets are dominated by wholly-owned subsidiaries (as defined in the Act) including Idaho Timber Corporation, Conwed Plastics, ResortQuest, Crimson Wine Group and those subsidiaries engaged in real estate operations. Our majority-owned subsidiaries (as defined in the Act) are Sangart, STi Prepaid, Premier Entertainment Biloxi, Goober Drilling, Garcadia and Jefferies High Yield Holdings. Companies that qualify as "primarily controlled" by us include Jefferies Group, Inc. and AmeriCredit Corp. As of December 31, 2008, no more than 25% of Leucadia's assets (exclusive of government securities and cash items) consisted of securities other than wholly-owned subsidiaries, majority-owned subsidiaries and primarily controlled companies. For the four fiscal quarters ended December 31, 2008, Leucadia had a net loss after taxes, both from its operating assets and from its investment securities holdings (as defined in the Act), and less than 10% of its net loss was derived from securities other than government securities, wholly-owned subsidiaries, majority-owned subsidiaries, and primarily controlled companies. As a consequence, Leucadia is not an investment company under either definition in Section 3 of the Investment Company Act.

               Finally, we note that an issuer that otherwise falls within the definition of investment company in Section 3(a)(1)(C) nonetheless is excluded from the definition of investment company by Section 3(b)(1) of the Act if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. See, SEC
               v. National Presto Ind., Inc., 486 F.3d 305, 312-315 (7th Cir.
               2007). The determination of a company's primary business is made by application of a five factor test. Id. at 313. Applying that test to Leucadia, it is clear that Leucadia is primarily engaged in the business of its subsidiary companies as evidenced by its historical development, its public representations about its business, the day-to-day activities of its officers and directors, the sources of its income and the nature of its assets. In summary, Leucadia's assets and activities reasonably lead investors to treat the company as an operating enterprise, and not an investment vehicle.

John Hartz
Page 3


Risk Factors, page 24
---------------------

     2. In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks which underlie most of your MD&A disclosure.

               The Company believes it has identified all material risks in the Risk Factors section of its 2008 10-K. We will consider expanding our risk factor disclosure when we file our 2009 Annual Report on Form 10-K ("2009 10-K"), as appropriate. In addition, the Company will comply with this comment in future quarterly filings with respect to new material risks or material changes to existing risk factors.

     3. In the second paragraph of your Business discussion on page 2, you state that in order to generate additional liquidity to take advantage of an investment opportunity, the company may dispose of existing businesses or investments. We also note that your investments in ACF and Jefferies are subject to standstill agreements which limit your ability to dispose of these two investments. Given that you are in the business of making investments, in future filings please consider adding a risk factor disclosure which alerts investors to any material risks associated with the illiquidity of your interests in ACF, Jefferies and any other investment that are or may become subject to standstill agreements.

               The investments in Jefferies and ACF are the only investments that are subject to standstill agreements. The Jefferies standstill agreement requires the Company to obtain approval of the disinterested directors of Jefferies (as defined in the standstill agreement) prior to the sale of any shares until April 21, 2010, other than sales of shares that are part of a tender or exchange offer initiated by a third party. The ACF standstill agreement requires the Company to obtain approval of the disinterested directors of ACF (as defined in the standstill agreement) if a sale of shares would be to an individual or group who would then own in excess of 4.9% of ACF's common shares, unless such individual or group enters a substantially similar standstill agreement with ACF or the sale is part of a tender or exchange offer initiated by a third party. The ACF restriction expires on March 3, 2010. In addition, pursuant to the registration rights agreement covering the Inmet common shares, the Company is restricted from selling the Inmet common shares until August 2009. The restrictions for ACF, Jefferies and Inmet are disclosed in MD&A and in the notes to the financial statements.

               We will add a risk factor disclosure to our 2009 10-K that alerts the reader about the illiquidity resulting from these agreements, as appropriate, and, if the Company enters into additional standstill or other restrictive agreements in the future, it will include appropriate risk factor disclosure.

     4. The two opening paragraphs of your Liquidity and Capital Resources discussion on page 32 of the MD&A stress how the changes in the market value of your investment securities have impacted, among other things, your shareholder equity and results of operations. Since a significant number of your investments are carried at fair market value and represent publicly traded securities, in future filings please add appropriate risk factor disclosure to address how the market volatility negatively impacts the value of your investments.

               We will comply with the comment in future filings.

John Hartz
Page 4


     5. We note your impairment disclosure starting on page F-9 of Note 2 to the consolidated financial statements, and in particular, the disclosure in the second paragraph of your Impairment of Long-Lived Assets discussion. Because of current economic trends, in future filings please add appropriate risk factor disclosure addressing these apparent impairment risks.

               In its 2008 10-K, the Company disclosed specific risk factors concerning impairment of long-lived assets for the gaming entertainment segment and Goober Drilling. We will comply with this comment in future filings by including a specific risk factor for the long-lived assets of the manufacturing segment or any other segment, as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations, page 32
----------------------

Liquidity, page 33
------------------

     6. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

               Although the Company has raised funds in the public credit markets in the past, as disclosed on page 33 of MD&A the Company has no current plans to seek additional financing. The Company intends to rely on its existing liquidity to fund corporate overhead and corporate interest payments. The Company may also dispose of existing businesses and investments if it needs funds for new investment opportunities over and above its existing liquidity.

               The Company has debt covenants in its public bond indentures and in its private $100 million bank credit facility. The bank credit facility expires in June 2011, the Company has not borrowed under the facility since August 2000 and the facility can be terminated at any time if no amounts are outstanding. If the covenants in the bank credit facility restricted the Company's ability to raise funds in the capital markets, the Company would simply terminate the facility. As a result the Company does not consider the bank credit facility covenants to be material to its operations.

               Although the Company's public bond indentures contain restrictive numerical covenants, if the Company were unable to meet these covenants it would not result in a default. Failure to meet the covenants would mean that the Company could not incur more indebtedness or issue preferred stock of subsidiaries. Under the most restrictive of these indentures, the Company could incur additional indebtedness of approximately $2.4 billion at December 31, 2008 and still remain in compliance. The Company's consolidated tangible net worth (as defined) would have to decline by approximately $1.4 billion before it would be unable to incur additional indebtedness under the most restrictive bond indenture. The Company does not believe it is reasonably likely it will fail to meet the bond indenture covenants, which failure would only preclude its issuance of additional indebtedness or preferred stock of subsidiaries.

               The Company believes that its disclosure concerning its debt covenants on pages 37 and F-28 is appropriate.

John Hartz
Page 5


Critical Accounting Estimates, page 40
--------------------------------------

General
-------

     7. Please provide us, and include in future filings, a comprehensive discussion of how you have considered whether an other than temporary impairment has occurred on your equity method investments. Reference paragraph 6b of APB 18.

               In accordance with paragraph 6b of APB 18, the Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary.

               For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

               For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be materially impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

               During 2008, conditions warranted that the Company review four of its larger equity method investees in operating businesses for impairment: Goober Drilling, Garcadia, IFIS Limited and HomeFed Corporation. Goober Drilling and Garcadia were reviewed because of deteriorating industry conditions; however each investment has been profitable and generated positive operating cash flows to the Company since inception.

               With respect to Goober Drilling, assumptions concerning rig utilization and rig rates over the useful lives of the rigs have the greatest impact on cash flows, and rig utilization and rig rates decline when natural gas prices decline. Current low natural gas prices are expected to negatively impact rig utilization and rig rates over the next couple of years but are projected to rise in the future in line with historical trends and current futures contract prices. The Company's estimate of fair value significantly exceeded the book value of its investment in Goober Drilling and the Company concluded that its investment was not impaired.

               New and used car sales at Garcadia's automobile dealerships declined significantly during 2008, with individual dealerships experiencing annual sales declines of up to 36%. Garcadia cash flow models were prepared assuming worst, most likely and best case scenarios. The projected cash flows under the worst case scenario assume there will be no improvement in market conditions or revenue growth at Garcadia's dealerships through 2010. The estimated fair value of the Company's investment in these dealerships (utilizing the worst case scenario) exceeded the carrying value of its investment and, therefore, the Company concluded that its investment was not impaired.

John Hartz
Page 6

               HomeFed was reviewed for impairment because of deteriorating industry conditions, recent operating losses and a decline in its stock price. HomeFed is traded on the NASD OTC Bulletin Board, and in November 2008 the trading price per share dropped below the Company's book value per share. At December 31, 2008, the book value of the Company's investment in HomeFed exceeded the market value by approximately $3,300,000. HomeFed prepared cash flow analyses which the Company used to determine an estimated fair value for its investment in HomeFed. The Company relied upon its estimate of fair value rather than the stock price since the stock is thinly traded and the trading value had been less than the book value for fewer than two months at December 31, 2008. Based on its calculation of HomeFed's fair value the Company concluded that its investment was not impaired. In addition, the difference between the market value and carrying value was not deemed material at December 31, 2008.

               IFIS was reviewed for impairment because of local economic conditions and because substantially all of its assets are comprised of positions in a small number of publicly traded securities, and the values of those securities had declined significantly. As disclosed in the 2008 10-K, the Company recorded impairment charges for its investment in IFIS of $63,300,000, based substantially upon the market values of IFIS's underlying assets.

               In future filings, the Company will amend its critical accounting estimates disclosure to include a discussion of the conditions and procedures employed to determine whether an equity method investment needs to be reviewed for impairment. For any material equity method investments that are impaired, the Company will provide additional disclosure describing the circumstances and procedures applied to the particular investee. In addition, the Company will provide similar disclosures and details for material equity method investments that were reviewed for impairment and determined to be unimpaired, but for which the impairment analysis is sensitive to particular assumptions or was close to being impaired.

Impairment of Long-Lived Assets, page 41
----------------------------------------

     8. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. Reference SFAS 144. In this regard, please address the following items:

          o Include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.
          o Discuss the nature of the assets for which you recorded an impairment charge of $3.2M.
          o Discuss how you have considered the fact that your investment in STi Prepaid has a negative net balance.
          o Discuss how you have considered the overall decline in the real estate market in your valuation of your domestic real estate assets. While we note your disclosure on page 15 that you are waiting for market conditions to improve before moving ahead with certain of your projects, it is unclear how you have considered whether the current carrying value of these assets is impaired.

               During the year ended December 31, 2008, impairment charges for long-lived assets was comprised of the following:

                    o    Held for sale real estate - $1,300,000
                    o    Wine futures contracts - $1,000,000
                    o    Gaming equipment - $800,000
                    o    Vineyard improvements - $100,000

               STi Prepaid's negative net worth did not cause impairment concerns and was not considered in any impairment analysis. At acquisition, the liabilities assumed by STi Prepaid exceeded the assets acquired, principally due to the deferred revenue obligation. As disclosed in Note 3 to the 2008 10-K, a substantial portion of the purchase price paid for STi Prepaid was allocated to the Company's deferred tax assets, and not to assets on STi Prepaid's balance sheet. Since acquisition, STi Prepaid's cash distributions to the Company have exceeded its earnings, causing an increase in its negative net worth. Since STi Prepaid had a negative net worth at acquisition, which has grown only because its cash distributions to the Company have exceeded its earnings, the negative net worth was not deemed to be an indication of a potential impairment.

John Hartz
Page 7

               The discussion below concerns the impairment reviews performed by the Company during 2008 for certain long-lived assets and real estate assets. In future filings, when the Company records material impairment charges it will provide relevant information similar to the discussion below, subject to the particular facts and circumstances of the specific asset that is impaired. In addition, the Company will provide similar disclosures and details for long-lived and real estate assets that were reviewed for impairment and determined to be unimpaired, but for which the impairment analysis is sensitive to particular assumptions or was close to being impaired.

               As required by SFAS 144 paragraph 8, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the year ended December 31, 2008, the Company reviewed net property, plant and equipment of Premier Entertainment Biloxi for impairment but concluded that the carrying amount of the asset was recoverable. As disclosed in the 2008 10-K, Premier is a new business that did not open for business until July 2007. Although Premier generated positive cash flow from operations during 2008 of approximately $13,300,000, it is taking more time than originally expected for Premier to build its customer base and grow its revenues. This combined with poor economic conditions locally and nationally and generally poor industry conditions required a review of the recoverability of Premier's net property, plant and equipment asset group. The Company prepared three cash flow models for its impairment review. The first model assumed that Premier would not increase its revenues or operating cash flows above 2008 actual results for the entire remaining useful life of its net property, plant and equipment asset (38 years). Two other models assumed revenue and operating cash flow growth over the next three and five years, with an assumed sale at the end of the respective three or five year period at a price equal to the final year's operating cash flow times an industry multiple. All three models resulted in sufficient operating cash flows for the Company to conclude that Premier's assets were not impaired. Given the short period of time that Premier has been in business the Company does not believe it is reasonably likely that Premier won't be able to at least maintain its current level of revenues and operating cash flows; the Company believes it is reasonably likely that Premier will grow its business. The Company believes that a model which assumes no growth in revenues or operating cash flows is very conservative.

               As events and changes in circumstances warrant, the Company prepares updated cash flow projections for all of its material real estate projects. The Company considered the overall decline in the real estate market as well as local market conditions where its development projects are located in preparing updated cash flow projections during the fourth quarter of 2008. At reduced selling prices, the projected cash flows for these projects continue to be sufficient for the Company to conclude that its real estate projects are not impaired.

               The Company has three development projects in Maine; the largest project is the only one which has fully entitled residential lots. As a result of the decline in the real estate market, the Company updated its cash flow projection for this project during the fourth quarter of 2008 and reduced its estimated selling prices by approximately 15%. The revised projected net cash flows are significantly higher than the Company's investment; there is sufficient excess projected cash flow such that the project would remain unimpaired if currently projected revenues were reduced by an additional 38%. The Company is not marketing these lots for sale in the current environment so they are not considered "held for sale" as that term is defined in SFAS 144. The Company expects prices will at least partially recover over the next couple of years, and it can best maximize value by not marketing the properties for sale at the present time. The Company's other development projects in Maine are smaller and are not yet entitled for development to commence; however, current estimates of future cash flows exceed their respective book values.

John Hartz
Page 8

               The Company also prepared updated cash flow analyses for its Myrtle Beach project, a mixed-use project of retail and office space that is substantially leased and a residential lot development project that is nearly fully developed with lot sales ongoing. The residential lots continued to be developed and sold at prices which enable the Company to recover its investment in the residential portion of the project and recognize substantial profit. The retail and office space portion of the project generated cash flows from leases sufficient to recover the investment in that part of the project, and additional cash flows are expected from rental income of apartment units and certain office space. Based on its cash flow analysis the Company concluded that its Myrtle Beach project was not impaired at December 31, 2008.

               The Company did record impairment charges in 2008 for two other real estate properties located in different states that are being marketed for sale whose carrying values were in excess of estimated net selling prices.

Impairment of Securities, page 41
---------------------------------

     9. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy. Reference SAB Topic 5M and FSP 115-1 and 124-1. In this regard, please address the following items:

          o Include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.
          o A discussion of the nature of the securities for which you recorded an other than temporary impairment and specifically why you concluded that such a charge was necessary.
          o A discussion of the nature of any securities for which you have significant unrealized losses but have not recorded an other than temporary impairment and specifically why you concluded that such a charge was not necessary.

               The impaired securities consisted of the Company's investment in publicly traded debt and equity securities ($99,600,000), private equity funds and non-public securities ($29,700,000), and a portfolio of non-agency mortgage backed bond securitizations where the underlying assets are various individual mortgage loans ($14,100,000). The various factors that the Company considered in making its determination were specific to each investment and included those discussed in SAB Topic 5M and FSP 115-1 and 124-1. The Company evaluated and impaired a large number of securities, and as the causes were specific to each security, the Company disclosed a number of the most common factors it considered and indicated that these factors were not all inclusive. The Company disclosed these factors under "Critical Accounting Estimates--Impairment of Securities" on page 41 and page F-9 of its 2008 10-K. The impairment charge for publicly traded securities was calculated using closing market prices. The impairment charges recorded for investments in private equity funds and non-public securities was based upon issuer financial statements, net asset values, and/or other information obtained from fund managers or investee companies, and impairment charges for investments in non-agency mortgage backed bond securitizations were based upon estimated future cash flows.

               The Company did not have significant unrealized losses on securities, either individually or in the aggregate, for which an other than temporary impairment was not recorded. At December 31, 2008, as disclosed in Note 6 on page F-24, the Company had $10,122,000 of gross unrealized losses for its investments that had been in a continuous unrealized loss position for less than 12 months and $1,200,000 of gross unrealized losses for its investments that had been in a continuous unrealized loss position for 12 months or longer. In Note 6 the Company also disclosed the factors that it considered in reaching its determination that these securities were not impaired. The Company considers these disclosures to be appropriate given the relative immateriality of the unrealized losses.

John Hartz
Page 9

               In future filings, the Company will amend its critical accounting estimates disclosure to expand its discussion of security impairments as detailed below. In addition, if material, the Company will add disclosure to quantify the impairment charge by type of security, identify the information used to calculate the impairment charge, and, if applicable, include a discussion of investments with significant unrealized losses that were not impaired and the reasons why an impairment charge was not deemed necessary.

                      Impairment of Securities - Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The write-downs are included in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

                      The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies, and for investments in non-agency mortgage backed bond securitizations, the Company bases its determination upon estimates of future cash flows.

               Impairment charges recorded for publicly traded securities are calculated using the market price on the date the security is impaired. For certain of the Company's larger investments in equity securities the Company has disclosed in MD&A and in the Notes to the financial statements material declines in market values subsequent to the balance sheet date. In future filings the Company will consider providing sensitivity analyses for impairment charges recorded on its bond securitization portfolio or other cost method investments, if material and appropriate for the specific investment.


Results Of Operations, page 43
------------------------------

General
-------

     10. Please revise future filings to include a tabular presentation of your financial information both on a segment and consolidated level. Such an approach may allow for a more clear and concise understanding of your results. Reference Release No. 33-8350.

               The Company will comply with this comment in future filings.

     11. We note that you have identified several factors that have impacted your results including product mix, volume, acquisitions, raw material costs, foreign exchange, new customers and competitors. Please revise future filings to include a more quantified discussion of the impact of these factors on your results where practicable.

               The Company will comply with this comment in future filings.

John Hartz
Page 10

Note 4. Investments in Associated Companies, page F-14
------------------------------------------------------

     12. Please supplementally tell us how you have considered Rule 3-09 in determining whether separate audited financial statements of your Associated Companies are required to be filed. In this regard, please tell us what consideration you have given to any impairments of your investments.

               Neither the first condition nor third condition under Rule 1-02(w), substituting 20% for 10% under Rule 3-09, were met with respect to any of the Company's associated company investments for 2008. At December 31, 2008, 20% of the Company's consolidated total assets were approximately $1,039,699,000. At December 31, 2008, the Company's largest investment in an associated company was its $683,111,000 investment in Jefferies Group, Inc., and this amount is less than the applicable Rule 3-09 threshold. For the year ended December 31, 2008, 20% of the Company's consolidated pre-tax loss from continuing operations was approximately $180,677,000. (This amount was computed as follows:
               2008 loss from continuing operations before income taxes and losses related to associated companies of $366,568,000, plus 2008 pre-tax losses related to associated companies of $536,816,000, resulting in an aggregate pre-tax loss of $903,384,000, multiplied by 20% equals $180,677,000.) For the year ended December 31, 2008, the largest loss or income related to an associated company (including impairment charges, if applicable) was that of AmeriCredit Corp ($155,344,000), and this loss was less than the applicable Rule 3-09 threshold.

     13. Please supplementally provide us, and include in future filings, a tabular presentation of the individual value of each of your investments in associated companies with a total that reconciles to your balance sheet. Please also include a comparison of the cost and carrying value of each entity and an explanation regarding how you have accounted for any losses. Given that you have a number of investments, such presentation will allow for an easier understanding of the significance of each investment.

               In future filings, we will provide the information in the table below on a comparative bassis. The amounts below are as of December 31, 2008 (in thousands):


                 Investments in Associated Companies accounted for
                 under the equity method of accounting (a):
                    Jefferies High Yield Holdings, LLC                                   $    280,923
                    Goober Drilling, LLC                                                      252,362
                    Cobre Las Cruces, S.A.                                                    165,227
                    Garcadia                                                                   72,135
                    HomeFed Corporation                                                        44,093
                    Wintergreen Partners Fund, L.P.                                            42,895
                    Pershing Square IV, L.P.                                                   36,731
                    HFH ShortPLUS Fund L.P.                                                    39,942
                    IFIS Limited                                                               14,590
                    EagleRock Capital Partners (QP), LP                                         2,000
                    Brooklyn Renaissance Plaza                                                 31,217
                    Other                                                                      91,402
                                                                                         ------------
                      Total accounted for under the equity method of accounting             1,073,517

                 Investments in Associated Companies
                 carried at fair value under SFAS 159 (b):
                    Jefferies Group, Inc.                                                     683,111
                    AmeriCredit Corp.                                                         249,946
                                                                                         ------------
                      Total investments accounted for at fair value                           933,057
                                                                                         ------------
                                                                                         $  2,006,574
                                                                                         ============

                    (a) Investments accounted for under the equity method of
               accounting are initially recorded at their original cost and subsequently increased for the Company's share of the investees' earnings, decreased for the Company's share of the investees' losses, reduced for dividends received and impairment charges recorded, if any, and increased for any additional investment of capital.

                    (b) These investments are carried at fair value in
               accordance with SFAS 159. The original cost for the Jefferies Group, Inc. shares was $794,400,000 and the original cost for the AmeriCredit Corp. shares was $405,300,000.

John Hartz
Page 11

Note 6.  Investments, page F-21
-------------------------------

     14. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of all of your significant available-for-sale investments.

               The Company believes that its disclosures with respect to available-for-sale investments comply with the requirements of SFAS 115 paragraphs 19 to 22. On page F-21 the Company provides a table disclosing the components of available-for-sale investments classified as current assets, and on page F-23 a similar table is provided for non-current available-for-sale investments. The disclosure on page F-22 includes a discussion of the Company's two largest equity investments, Fortescue and Inmet, which account for 83% of the total available-for-sale equity securities. In addition, on page F-15 the Company discusses its next largest available-for-sale security, Cresud, which when combined with Fortescue and Inmet accounts for over 88% of the total available-for-sale equity securities. Other equity securities are not considered individually significant to warrant specific disclosure.

               The Company believes its disclosure is appropriate.

     15. We note your disclosure that it is not practicable to estimate the fair value of certain of your cost method investments. With a view towards future disclosure, please provide us with the following information:

          o    A discussion of the nature of these investments.
          o Information pertinent to estimating the fair value of the investments. Reference paragraph 14a of FAS 107.
          o A discussion of why it is not practicable to estimate the fair value of these investments. Reference paragraph 14b of FAS 107.
          o A discussion of how you have considered whether these investments are impaired.

               We propose to include the following disclosure in our 2009 10-K with respect to other investments accounted for under the cost method of accounting. The amounts in the proposed disclosure are as of December 31, 2008.

                    Other investments include private equity fund investments where the Company's voting interest isn't large enough to apply the equity method of accounting ($52,111,000 in the aggregate), a portfolio of non-agency mortgage backed bond securitizations where the underlying assets are various individual mortgage loans ($43,165,000 in the aggregate), the FMG note discussed above ($28,656,000), a stock interest in the Light and Power Holdings, Ltd. ("LPH"), the electric utility in Barbados ($18,759,000), and various other non-publicly traded interests in equity and debt securities. The Company receives regular reports from private equity funds that provide it with a current net asset value. Other debt and equity securities that are not publicly traded do not have readily determinable fair values but the Company believes that fair values would not be materially different than the carrying amounts based on its analyses of cash flows and/or other information obtained from investee companies. The FMG note is a zero coupon note that accretes interest at 12.5%, and the Company believes that its carrying amount approximates its fair value. Although LPH trades publicly in Barbados, the volume is too low for the market to be considered active. The fair value of the investment in LPH is also not practicable to estimate because of transfer restrictions and currency exchange restrictions. For the past two years the Company has received annual dividends from LPH of $1,200,000.

                    The investments in bond securitizations are acquisitions of impaired loans, generally at a significant discount to face amounts, and are accounted for under AICPA Statement of Position 03-3. The Company estimates the future cash flows for the securitization interests to determine the accretable yield, and any increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis. The market for these securities is highly illiquid and they rarely trade. On a regular basis the Company re-estimates future cash flows and records impairment charges if appropriate.

John Hartz
Page 12
          For the investments in private equity funds, LPH, the FMG note and other non-public debt and equity securities the Company primarily reviews issuer financial statements to determine if impairment charges are required. We also engage the management of these companies in conversations about their results of operations, prospects and valuations. For the year ended December 31, 2008, the Company recorded impairment charges of $29,700,000 for its investments in private equity funds and other non-public securities. For the bond securitization portfolio, future cash flows are re-estimated on a regular basis for each security to determine if impairment charges are required. For the year ended December 31, 2008, the Company recorded impairment charges of $14,100,000 for this portfolio.

          The Company's disclosure that it is not practicable to estimate the fair value of other securities should have only referenced $26,200,000 of non-publicly traded investments and the investment in LPH. In the 2009 10-K, or in future quarterly filings if required, the Company will disclose the estimated fair values of its cost method investments if practicable, provide a description of the methods and significant assumptions used to determine the estimated fair values and provide a discussion of why it is not practicable to estimate the fair value of any other material cost method investment.


Note 8.  Inventory, page F-25
-----------------------------

     16. Please revise future filings to present the amounts related to your major classes of inventory for each period presented. Reference Item 5-02 of Regulation S-X.

               We will comply with this comment in future filings.

Note 21.  Earnings (Loss) Per Common Share, page F-42
-----------------------------------------------------

     17. Please revise future filings to present your disclosures in a tabular format. Reference paragraph 40 of SFAS 128.

               We will comply with this comment in future filings.


                                     * * * *

In connection with our filings and in response to the March 26, 2009 Letter, the Company acknowledges and agrees that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.



                                                Very truly yours,


                                                /s/ Joseph A. Orlando

                                                Joseph A. Orlando
                                                Vice President and Chief
                                                Financial Officer


cc:  Tricia Armelin, Staff Accountant
     Era Anagnosti, Staff Attorney
     Pam Long, Assistant Director